State of Delaware
Secretary of State
Division of Corporations
Delivered 01:15 PM 12/02/2025
FILED 01:15 PM 12/02/2025
SR 20254725385 - File Number 5769120

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

PROPHASE LABS, INC.

ProPhase Labs, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. The name of the Corporation is **ProPhase Labs, Inc.**

2. This Certificate of Amendment amends the provisions of the Certificate of Incorporation (the "Certificate of Incorporation").

3. This amendment was duly adopted by the Board of Directors and approved by the stockholders of the Corporation in accordance with Sections 141 and 242 of the Delaware General Corporation Law.

4. That the Board of Directors of the Corporation has duly adopted resolutions (i) declaring that a one-for-ten (1:10) reverse stock split of the Corporation's issued and outstanding shares of common stock and a corresponding amendment to the Certificate of Incorporation of the Corporation are advisable.

5. That thereafter, pursuant to resolution of its Board of Directors, a meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

6. That Article 4(A) of the Certificate of Incorporation of the Corporation is hereby amended to read as follows:

   The total number of shares of all classes of stock that the Corporation is authorized to issue is 1,001,000,000 defined as follows: 1,000,000,000 shares of Common Stock, with a par value of $.0005 per share, and 1,000,000 shares of Preferred Stock, with a par value of $.0005 per share.

   Effective as of 12:01 a.m. Eastern Time on December 5, 2025 (the "Effective Time"), each ten (10) shares of the Corporation's Common Stock issued and outstanding or held as treasury shares immediately prior to the Effective Time (the "Old Common Stock") par value $0.0005 shall automatically be reclassified, changed and converted into one (1) fully paid and non-assessable share of Common Stock (the "New Common Stock") par value $0.0005. This one-for-ten (1:10) reverse stock split of the issued and outstanding

shares of Common Stock shall not affect the total number of authorized shares of Common Stock, which shall remain at One Billion (1,000,000,000) shares.

From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of whole shares of New Common Stock into which such Old Common Stock shall have been reclassified, changed and converted pursuant to this Amendment; provided, however, that each holder of record of a certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of whole shares of New Common Stock to which such holder is entitled. No fractional shares shall be issued as a result of the reverse stock split. In lieu of any fractional share to which a stockholder would otherwise be entitled, the Corporation shall round up any such fractional share to a whole New Common Stock share.

7. Except as amended hereby, the Certificate of Incorporation shall remain in full force and effect.

8. That the foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this 2nd day of December, 2025.

/s/Ted Karkus
Ted Karkus
Chief Executive Officer